Exhibit 99.1

专利许可协议

PATENT LICENSE AGREEMENT

本专利许可协议（以下简称 “本协议”）自 2026 年2月5日起生效（以下简称 “生效日”），由以下两方签署： Maxeon Solar Pte. Ltd.，一家依据新加坡法律注册成立的公司，主要经营地址为新加坡布拉斯巴沙路51号Lazada One大厦7楼07-01室，邮编 189554（以下简称 “许可人”）；上海爱旭新能源股份有限公司，一家依据中国法律注册成立的公司，主要经营地址为中国上海市浦东新区秋月路26号4幢201-1室，邮编 201210（以下简称 “被许可人”）。（许可人及被许可人分别称为 “一方”，合称 “双方”。）

This Patent License Agreement (this “Agreement”), effective as of February 5, 2026 (the “Effective Date”), is made and entered into by and between Maxeon Solar Pte. Ltd., a corporation organized under the laws of Singapore with its principal place of business at 51 Bras Basah Road, #07-01, Lazada One, 189554 Singapore (“Licensor”); and Shanghai Aiko Solar Energy Co., Ltd., a corporation organized under the laws of the China with its principal place of business at Room 201-1, Block 4, 26 Qiuyue Road, Pudong New Area 201210, Shanghai, PR China (“Licensee”) (each of Licensor and Licensee referred to as a “Party” and collectively the “Parties”).

鉴于条款

RECITALS

鉴于，许可人在全球多个司法管辖区拥有与背接触（BC）技术相关的多项专利及专利申请的特定权利与所有权；

WHEREAS, Licensor owns certain rights and title in and to various patents and patent applications relating to BC technology in various jurisdictions worldwide;

鉴于，许可人与被许可人正涉及多起与许可人专利相关的专利侵权诉讼、专利无效诉讼及其他法律争议；

WHEREAS, Licensor and Licensee are currently involved in various patent infringement litigations, patent nullity actions, and other legal disputes related to Licensor’s patents;

鉴于，许可人与被许可人希望根据本协议条款，通过友好方式全面解决所有上述未决法律诉讼及程序；

WHEREAS, Licensor and Licensee desire to amicably settle all such pending legal actions and proceedings as part of a comprehensive resolution under the terms and conditions hereof;

鉴于，被许可人希望获得，且许可人愿意授予其所拥有的特定专利及专利申请的许可；

WHEREAS, Licensee wishes to obtain, and Licensor is willing to grant, licenses under certain patents and patent applications owned by Licensor;

1 Without Prejudice / Highly Confidential

Exhibit 99.1

因此，基于双方在本协议中作出的承诺、约定及保证，且双方均认可前述内容之效力充分并就此达成合意，双方特此达成如下协议：

NOW, THEREFORE, in consideration of the covenants, conditions, and undertakings set forth herein, the sufficiency of which is hereby agreed and admitted by the Parties, it is hereby agreed by and between the Parties as follows:

1. 定义。

1. Definitions.

1.1 定义。本协议中使用的下列术语应具有以下含义：

1.1 Definitions. As used in this Agreement, the following defined terms shall have the meanings set forth below:

“业务收购”，具有本协议2.3条规定的含义。

“Acquired Business” has the meaning ascribed thereto in Section 2.3 of this Agreement.

“关联方”，就某一方而言，指截至生效日，直接或间接控制该方、受该方控制或与该方共同受同一主体控制的任何公司或其他实体。

“Affiliate” means, with respect to a Party, any corporation or other entity that, as of the Effective Date, directly or indirectly Controls, is Controlled by, or is under common Control with such Party.

“背接触”，指 “Back Contact” 的缩写，是一种太阳能电池结构，其正负电接触均位于太阳能电池的背面。就本定义而言，“背面” 指正常工作时与接收入射太阳光的表面相对的那一面。

“BC” means the abbreviation of “Back Contact”, which is a solar cell architecture in which both the positive and negative electrical contacts are located on the back side of the solar cell. For the purposes of this definition, the “back side” is the surface opposite to the surface subject to incident sunlight during normal operation.

“背接触电池”，指采用上述定义的背接触结构的太阳能电池，其正负电接触均位于电池背面。太阳能电池是一种通过光电效应将光能直接转化为电能的电子设备。

“BC Cell” means a solar cell that incorporates the BC architecture as defined above, in which both the positive and negative electrical contacts are located on the back side of the cell. A solar cell is an electrical device that converts the energy of light directly into electricity by the photovoltaic effect.

“背接触组件”指由多个电连接的BC电池组成的光伏组件。

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Exhibit 99.1

“BC Module” means a photovoltaic module that comprises multiple BC cells which are electrically interconnected.

“控制权变更”，指任何交易或事件（或一系列交易或事件），无论是通过证券收购、合并、整合、委托书争夺、出售一方全部或实质全部资产，或其他交易或事件（或一系列交易或事件），导致该方直接或间接由在该交易或事件（或一系列交易或事件）之前未控制该方的第三方自然人或法人实体（单独或与他人共同）控制（该第三方自然人或法人实体及其关联方统称 “收购方”），无论该方是否在该交易或事件（或一系列交易或事件）后存续。

“Change of Control” means any transaction or event (or series of transactions or events), whether by an acquisition of securities, merger, consolidation, proxy contest, sale of all or substantially all of a Party’s assets, or other transaction or event (or series of transactions or events), that results in a Party being controlled, directly or indirectly, by a third person or legal entity (whether alone or with others) that did not control such Party before such transaction or event (or series of transactions or events) (such third person or legal entity and its affiliates, the “Acquiring Entity”), whether or not such Party survives such transaction or event (or series of transactions or events).

“控制”，指拥有以下任一情形超过百分之五十（50%）的所有权：(i) 某实体已发行有表决权股份或其他有表决权证券或股权权益的表决权；或 (ii) 持有人有权投票选举某实体董事会或其他适用治理机构成员的其他权益。

“Control” means ownership of more than fifty percent (50%) of (i) the voting power of the outstanding voting stock or other voting securities or equity interests of an entity or (ii) other interests the holders of which are entitled to vote for the election of the board of directors or other applicable governing body of an entity.

“已有专利”（Existing Patents），指截至生效日，许可人单独或共同（若为共同所有，则仅限于许可人有权授予本协议项下许可及免责的情形）拥有的、与背接触技术及产品相关的专利及专利申请，包括但不限于满足前述定义的、列于附件 A《已有专利清单》中的专利及专利申请。

“Existing Patents” means patents and patent applications that are, as of the Effective Date, solely or jointly (in the case of joint ownership, only to the extent Licensor has the right to grant the licenses and releases provided under this Agreement) owned by Licensor and related to BC technology and products, including but not limited to those satisfying the foregoing definition and listed in Schedule A (List of Existing Patents).

“首期付款”，具有本协议6.1条赋予的含义。

“First Payment” has the meaning ascribed thereto in Section 6.1 of this Agreement.

“许可专利”（Licensed

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Exhibit 99.1

Patents），指已有专利与新增专利合称。双方确认并同意，许可专利不包括截至生效日及在协议期限内在美国授予、未决、已提交或待提交的任何专利或专利申请。具体来说，许可专利包括附件 A《已有专利清单》所列的示例性内容及任何新增专利 。

“Licensed Patents” means, collectively, the Existing Patents and the Newly Added Patents. The Parties acknowledge and agree that Licensed Patents does not include any patent or patent application granted, pending, filed, or to be filed in the United States of America as of the Effective Date and during the Term. Specifically, Licensed Patents includes, by way of example, the content set forth in the Schedule A (List of Existing Patents) and any Newly Added Patents.

“许可产品”，指任何背接触电池及任何包含此类背接触电池的背接触组件，且每种产品均满足下列条件：(a) 由被许可人或其关联方制造，若未获得本许可授权，则将侵犯至少一项许可专利的权利要求；且(b) 仅以被许可人或其关联方拥有的品牌或商标（或标识，但仅限于背接触电池的情况下）销售，其方式应使合理第三方能够轻易识别该等产品由被许可人或其关联方提供，具体证明方式为在产品本体、外包装及所有随附产品标签上清晰标注被许可人或其关联方的标识（仅限于背接触电池的情况下）、品牌或商标。为避免疑义，许可产品明确排除被许可人或其关联方从第三方采购用于转售且非由被许可人或其关联方直接制造的任何产品。

“Licensed Products” means any BC Cells and any BC Modules incorporating such BC Cells, in each case, that: (a) are manufactured by Licensee or its Affiliates which without the license granted herein would infringe at least one claim of a Licensed Patent; and (b) are sold solely under a brand name or trademark, or, in the case of BC Cells only, a mark, owned by Licensee or its Affiliates in a manner that enables a reasonable third party to readily identify such products as being provided by Licensee or its Affiliates, as evidenced by the clear labeling of Licensee’s or its Affiliate’s mark (in the case of BC Cells only), brand or trademark on the product body, outer packaging, and all accompanying product labels. For the avoidance of doubt, Licensed Products shall strictly exclude any products purchased by Licensee or its Affiliates from a third party for resale, where such products were not manufactured directly by Licensee or its Affiliates.

“许可区域”（Licensed Territory），指全球所有国家和地区，但不包括美国领土及属地。

“Licensed Territory” means all countries and regions worldwide except for the territories and possessions of the United States of America.

“新增专利”，指在本协议生效日后且于协议期限内，在全球范围内（不包括美国），许可人单独或共同（若为共同所有，则仅限于许可人有权授予本协议项下许可及免责的情形）新提交或新获得的与背接触（BC）技术及产品相关的专利及专利申请。

“Newly Added Patents” means patents and patent applications related to BC technology and products that are newly filed by or granted to Licensor, worldwide but excluding the United States of America, solely or jointly (in the case of joint ownership, only to the extent Licensor has the right to grant the licenses and releases provided under this Agreement) after the Effective Date and during the Term.

4 Without Prejudice / Highly Confidential

Exhibit 99.1

“过往销售”，指被许可人及其关联方在本协议生效日前于许可区域内生产并销售的许可产品的销售量。

“Past Sales”: means the sales volume of Licensed Products manufactured and sold by the Licensee and its Affiliates within the Licensed Territory prior to the Effective Date of this Agreement.

“收款方”具有本协议第3.2条赋予的含义。

“Payee” has the meaning ascribed thereto in Section 3.2 of this Agreement.

“协议期限”，具有本协议第 8.1 条赋予的含义。

“Term” has the meaning ascribed thereto in Section 8.1 of this Agreement.

“受让方”（Transferee），具有本协议第 12.2 条赋予的含义。

“Transferee” has the meaning ascribed thereto in Section 12.2 of this Agreement.

“许可费总额”（Total License Fee），具有本协议第 3.1 条赋予的含义。

“Total License Fee” has the meaning ascribed thereto in Section 3.1 of this Agreement.

2. 许可授权

2. License Grant.

2.1 许可授权 在遵守本协议包括但不限于被许可人按照第 3条要求足额、及时支付许可费总额）的前提下，许可人特此授予被许可人及其关联方在协议期限内、于许可区域内，依据许可专利享有非独占、不可转让、不可让与、不可分许可的权利及许可，包括制造、使用、销售、许诺销售、进口、出口、转让或以其他方式处置许可产品。

2.1 License Grant. Subject to the terms and conditions of this Agreement including without limitation Licensee’s full and timely payments of the Total License Fee as required under Section 3, Licensor hereby grants to Licensee and its Affiliates, for and during the Term, a nonexclusive, non-transferable, non-assignable, non-sublicensable right and license under the Licensed Patents to make, use, sell, offer for sale, import, export, transfer, or otherwise dispose of Licensed Products, within the Licensed Territory.

2.2 无委托制造权 为避免疑义，本协议授予的许可不包括任何 “委托制造” 权。被许可人及其关联方无权委托任何第三方（本协议明确允许的关联方除外）为其或其关联方或代表其或其关联方制造许可产品。

2.2 No Have-Made Rights. For the avoidance of doubt, the licenses granted under this Agreement do not include any “have-made” rights. Licensee and its Affiliates shall not have the

5 Without Prejudice / Highly Confidential

Exhibit 99.1

right to have Licensed Products manufactured by any third party (other than its Affiliates as expressly permitted herein) for or on behalf of Licensee or its Affiliates.

2.3 业务收购 若被许可人或其任何关联方直接或间接从第三方收购用于制造许可产品的实体或业务部门，且该被收购实体在收购之日未获得许可人就许可专利授予的许可（该被收购实体或业务部门称为 “被收购业务”），则本协议项下的许可及免责不适用于该被收购业务。双方同意就相关条款进行磋商，该等条款包括许可费和 / 或特许权使用费；依据此等条款，可对相关许可及免责承诺予以扩展，使其覆盖针对被收购业务的该等额外的许可及免责承诺。

2.3 Acquisitions of Business. In the event Licensee or any of its Affiliates either directly or indirectly acquires an entity or a business unit for manufacturing Licensed Products from a third party, and such acquired entity has no license from Licensor under Licensed Patents as of the date of such acquisition (such acquired entity or business unit, the “Acquired Business”), the licenses and releases set forth herein shall not apply to the Acquired Business. The Parties agree to have discussions with respect to the terms, including license fees and/or royalty payments, on which the licenses and releases could be extended to cover such additional licenses and releases for the Acquired Business.

2.4 禁止专利洗钱 被许可人及其关联方理解并确认，本协议授予的许可和免责无意涵盖被许可人或其关联方为使第三方获得任何许可专利项下权利而代表第三方开展的制造活动（即禁止的专利洗钱活动）。被许可人及其关联方承诺不就任何许可专利及任何第三方产品从事任何专利洗钱活动，且不从事任何旨在或实际上减少第三方因侵犯任何许可专利而应承担责任的服务、制造、分销或其他活动。为避免疑义，许可人与被许可人同意并确认，本协议授予的许可无意涵盖被许可人或其任何关联方代表任何第三方开展的任何合同制造活动，且本协议项下的许可产品不包括为第三方制造并转售给该第三方（或该第三方的客户或分销商）的产品。双方同意，在遵守本协议条款和条件的前提下，本第2.4条的规定旨在界定本协议项下授予的许可和免责范围，并不构成对被许可人及其关联方的企业日常经营活动的限制。

2.4 No Patent Laundering. Licensee and its Affiliates understands and acknowledges that the licenses and releases granted hereunder are not intended to cover manufacturing activities that Licensee or its Affiliates may undertake on behalf of third parties for the purpose of obtaining rights under any Licensed Patents (i.e., prohibited patent laundering activities). Licensee and its Affiliates covenants not to engage in any patent laundering activity with regard to any Licensed Patents and any third party’s products, and Licensee and its Affiliates covenants not to engage in any services, manufacturing, distribution, or other activities which have the effect or intention of reducing any third party’s liability for infringement of any Licensed Patent. For avoidance of doubt, the Licensor and Licensee agree and acknowledge that the licenses granted hereunder are not intended to cover any contract manufacturing activities that Licensee or any of its Affiliates may undertake on behalf of any third parties, and the Licensed Products herein exclude products made for a third party, for resale to that third party (or to a customer or distributor of that third party). The Parties agree that, subject to the terms and conditions of this Agreement, the provisions of this Section 2.4 are intended to define the scope of the licenses and releases granted hereunder and not intended to be a restriction on the general corporate business operations of the Licensee and its Affiliates.

6 Without Prejudice / Highly Confidential

Exhibit 99.1

2.5 无其他许可 除本协议明确授予的许可及权利外，许可人未通过本协议直接或通过暗示、禁止反言等方式授予任何其他许可（明示或默示）、豁免或其他权利。

2.5 No Other License. Except for the licenses and rights expressly granted in this Agreement, no license (express or implied), immunity, or other right is granted by Licensor under this Agreement, either directly or by implication, estoppel, or the like.

2.6 续约善意协商 在协议期限届满前六十（60）日内，许可人与被许可人可就本协议续约事宜进行善意协商。若双方未在协议期限届满前签署书面续约协议，本协议应于协议期限届满时自动终止。

2.6 Good-Faith Negotiation For Renewal. Within sixty (60) days prior to the expiration of the Term, the Licensor and Licensee may enter into negotiations in good faith regarding a renewal of this Agreement. In the event that no written renewal agreement is mutually executed prior to the expiration of the Term, this Agreement shall automatically terminate upon such expiration of the Term.

2.7 安排磋商 当且仅当许可人以与本协议相同非许可费条款和条件向第三方授予许可专利的许可，但总许可费更低时，许可人同意与被许可人本着诚信原则协商调整本协议下的安排。

2.7 Discussion of Arrangement. If and only if the Licensor grants a license to a third party for the Licensed Patents under the same non-license-fee terms and conditions as those set forth herein but at a lower total license fee, the Licensor agrees to discuss with the Licensee in good faith on adjusting the arrangement hereunder.

3. 付款

3. Payments.

3.1 许可费支付计划 作为许可人在本协议项下授予许可、免责、权利及特权的对价，被许可人应支付总计人民币16.5亿元（以下简称 “许可费总额”）。许可费总额为整个协议期限及所有许可专利的固定、综合费用，不根据被许可人的实际销售量或市场变化进行任何调整。为避免疑义，下述分期付款计划不意味着许可费总额可分割或归属于任何特定期间。

被许可人应按照以下支付计划支付许可费总额：

付款批次	支付期限
[*****]	[*****]
[*****]	[*****]
[*****]	[*****]

7 Without Prejudice / Highly Confidential

Exhibit 99.1

[*****]	[*****]
[*****]	[*****]
[*****]	[*****]

3.1 Payment Schedule for License. In consideration for the licenses, releases, rights, and privileges granted by Licensor hereunder, Licensee shall pay the sum of RMB 1,650,000,000 (One Billion Six Hundred Fifty Million) (the “Total License Fee”). The Total License Fee is a fixed, comprehensive price for the entire Term and all Licensed Patents and is not subject to any adjustment based on Licensee's actual sales volume or market changes. For the avoidance of doubt, the installment plan set forth below does not imply that the Total License Fee is severable or attributable to any specific period.

Licensee shall pay the Total License Fee in accordance with the payment schedule as set forth below:

Payments	Due and Payable
[*****]	[*****]
[*****]	[*****]
[*****]	[*****]
[*****]	[*****]
[*****]	[*****]
[*****]	[*****]

3.2 支付安排与发票

3.2 Payment Arrangement and Invoice.

3.2.1 双方确认并同意，被许可人就本协议授予的许可所应支付的所有款项，包括但不限于许可费总额的全部或任何部分、全部应支付的补偿金，以及本协议项下应由被许可人承担的所有费用、税费及其他款项，汇至许可人书面指定的收款方（“收款方”）。收款方应按照适用法律向被许可人开具有效发票。除本协议第 8 条及第 11 条项下无需另行通知或催告、被许可方应立即支付的款项外，对于本协议项下的所有其他应付款项，被许可人应在收到该等发票后，按照本协议规定的期限汇付相应款项。对于本协议第 8 条及第 11 条项下无需另行通知或催告、被许可方应立即支付的款项，收款方应在收到被许可方该付款后提供有效发票。该等汇款相关的所有银行手续费及费用均由被许可人承担。为避免疑义，收款方仍可在获得许可人或其受让人授权时就本协议第 3 条、第 8 条及第 11 条项下的付款义务，以及为实现该等付款义务所必需的本协议任何相关条款，向被许可人主张履行。

3.2.1 The Parties confirm and agree that all amounts payable by the Licensee, including but not limited to all or any part of the Total License Fee, all compensation payable and all costs, taxes and other amounts borne by the Licensee hereunder shall be remitted by the Licensee to the

8 Without Prejudice / Highly Confidential

Exhibit 99.1

payee designated in writing by the Licensor (“Payee”). The Payee shall issue valid invoices to the Licensee in compliance with applicable laws. Save as to those payments immediately due and payable by the Licensee without further notice or demand under Sections 8 and 11 of this Agreement, for all other amounts due under this Agreement, the Licensee shall, upon receipt of such invoices, remit the corresponding amounts within the time limits set forth herein. For those payments immediately due and payable by the Licensee without further notice or demand under Sections 8 and 11 of this Agreement, the Payee will provide valid invoices after the receipt of such payments by the Licensee. All relevant bank charges and fees for such remittance shall be borne by the Licensee. For the avoidance of doubt, where authorized by Licensor or its Transferee, the Payee may enforce the payment obligations under Sections 3, 8 and 11 and any related provisions of this Agreement necessary to give effect to those payment obligations against the Licensee.

3.2.2 许可人同意，被许可人或其受控实体 —— 爱旭能源荷兰有限公司（Aiko Energy Netherlands B.V.），可授权被许可人的关联企业（包括中国（含香港）和境外的企业），按照本协议约定的付款安排，支付本协议项下应付的全部或部分款项；但双方明确约定，该等授权仅为付款便利之目的，并不解除或豁免被许可人在本协议项下的任何义务及其他责任。

3.2.2 The Licensor agrees that the Licensee, or its Controlled entity, Aiko Energy Netherlands B.V., may authorize Licensee’s Affiliates (including entities in China (including Hong Kong) and overseas) to remit all or any portion of the amounts due hereunder in accordance with the payment arrangement set forth in this Agreement; provided, however, that the Parties expressly agree that such authorization is granted solely for the purpose of payment convenience and shall not constitute a release of, or otherwise discharge, the Licensee from any of its obligations or other liabilities under this Agreement.

3.3 税费 本协议约定的所有款项及支付金额均不含税。与本协议相关或因本协议产生的所有税费、关税及其他征收款项均由适用法律要求承担的相关方承担，任何一方不得向另一方主张分摊。即便有本协议第3.3条的任何相反规定，被许可人根据本协议向收款方支付的所有款项均不得扣除任何性质的税费或费用。若适用法律要求被许可人从任何付款中预扣或扣除任何税款， 则被许可人的应付金额应相应增加（补足税款），以确保收款方在扣除该等预扣或扣除税款后实际收到的净额等同于无需进行该等预扣或扣除时应收到的金额。被许可人应负责及时向相关税务机关申报并缴纳所有此类税款，并应在缴税后十（10）个工作日内向收款方提供官方纳税凭证或其他满足条件的付款证明。

3.3 Taxes. All amounts and payments specified under this Agreement are exclusive of tax. All taxes, duties, and levies of any kind arising from or in connection with this Agreement shall be borne by the relevant Party required to do so by applicable law, and neither Party shall claim apportionment thereof from the other. Notwithstanding anything to the contrary in this Section 3.3, all payments by Licensee to Payee under this Agreement shall be made without any deduction for taxes or charges of any kind, and if any taxes are required by applicable laws to be withheld or deducted by the Licensee from any payment, the amount payable by the Licensee shall be increased (grossed up) such that the net amount received by the Payee after such withholding or deduction equals the amount that would have been received if no such withholding or deduction had been required. The Licensee shall be responsible for the timely filing and payment of all such taxes to the relevant authorities and shall provide the Payee with official tax payment certificates

9 Without Prejudice / Highly Confidential

Exhibit 99.1

or other satisfactory evidence of payment within ten (10) business days after such payment is made.

3.4 不可退款被许可人支付的任何款项均不可退款。

3.4 Non-Refundable. Any payments made by Licensee shall be non-refundable.

3.5 逾期付款 在不影响许可人根据本协议、法律或衡平法享有的任何其他权利或救济的前提下，若被许可人未在约定付款日支付本协议项下的任何应付款项，则除本金外，被许可人还应支付财务费用，该费用按未付款项的日利率百分之零点零五（0.05%）计算，自付款到期日起至实际付款日止。

3.5 Late Payments. Without prejudice to any other rights or remedies available to the Licensor under this Agreement, at law or in equity, if Licensee fails to pay any amount due under this Agreement by the specified due date, Licensee shall pay, in addition to the principal amount, finance charge calculated at a daily rate of zero point zero five percent (0.05%) of the unpaid amount, accruing from the date such payment was due until the date of actual payment.

3.6 担保

被许可人应在生效日向许可人提供其认可的担保安排，以确保被许可人切实遵守并履行本协议之条款和条件。

3.6 Security.

The Licensee shall on the date of this Agreement provide security arrangement to the satisfaction of the Licensor for securing the due observance and performance by the Licensee of the terms and conditions of this Agreement.

4. 过往销售免责

4. Releases of Past Sales.

许可人同意免除被许可人及其关联方因过往销售行为引发或相关的许可专利侵权索赔，但须满足以下条件：

(a)
收款方收到的许可费总额达到[*****]元人民币；且
(b)
被许可人及其关联方在上述(a)项条件满足之日及之前，已按时并充分履行本协议项下义务。

The Licensor agrees to release Licensee and its Affiliates from any and all claims for infringement of Licensed Patents arising from or related to the Past Sales on the condition that:

10 Without Prejudice / Highly Confidential

Exhibit 99.1

(a)
the payment amount of Total License Fee received by the Payee reaches RMB [*****]; and
(b)
the Licensee and its Affiliates have been duly, timely and fully performing their obligations under this Agreement on and until the date that the above condition (a) is satisfied.

5. 不质疑条款

5. No-Challenge.

在协议期限内，被许可人及其关联方不得直接或间 接向许可区域之内的任何国家或地区的专利行政主管部门、司法机关、司法指定机构或其他主管部门发起、继续、推进或以其他方式支持对许可人名下任何许可专利有效性的挑战，此类挑战包括但不限于：专利无效宣告、撤销、异议、复审、多方复审或单方复审程序、所有权主张或其他具有相同或类似效果的程序，且应在适用且允许的情况下，采取所有行动终止或撤回任何正在进行或未决的该等程序。若被许可人或其关联方违反本条约定，许可人有权在发出书面通知后立即终止本协议，包括第2.1条项下授予的许可。

During the Term, Licensee and its Affiliates shall not, directly or indirectly, initiate, continue, further, or otherwise support a challenge to the validity of any Licensed Patents maintained under the name of the Licensor, such challenge shall include, but not be limited to, patent invalidation declarations, revocations, oppositions, re-examinations, inter parte or ex parte review, or ownership attempt or other procedures with the same or similar effects t before any national or regional patent administrative authorities, judicial organs, or judicial appointed organs, or other competent authorities in the Licensed Territory, and shall take all actions to terminate or withdraw, if applicable and allowable, any ongoing or pending procedures. In the event of any breach of this Section 5 by Licensee or its Affiliates, Licensor shall have the right to terminate this Agreement, including the license under Section 2.1, immediately upon written notice.

6. 未决法律程序的撤回

6. Withdrawal of Pending Legal Proceedings.

6.1 许可人的撤回义务 在被许可人按照第 3.1 条要求足额、及时支付许可费总额的第一期款项（以下简称 “首期付款”）的前提下，许可人应在收款方收到首期付款之日起十（10）日内，撤回或以其他无损害权利的方式终止所有与许可专利及许可产品相关的、许可人及其关联方与被许可人、其关联方、客户、经销商及分销商之间的未决侵权诉讼。该等终止包括附件 B《未决法律程序清单》所列程序的终止。许可人承诺，若收款方在2026年2月10日或之前收到被许可人支付的首期付款，则许可人应当在该收款日的次日提交[*****]申请。

6.1 Withdrawal by the Licensor. Subject to the Licensee’s full and timely payment of the first installment of Total License Fee as required under Section 3.1 (“First Payment”), within ten (10) days from the Payee's receipt of the First Payment, Licensor shall withdraw or otherwise terminate without prejudice all pending infringement litigation relating to the Licensed Patents and Licensed Products between the Licensor and its Affiliates and the Licensee, its Affiliates, their customers, dealers, and distributors regarding the Licensed Patents and Licensed Products. Such

11 Without Prejudice / Highly Confidential

Exhibit 99.1

termination includes the termination of the proceedings set forth in Schedule B (List of Pending Legal Proceedings). The Licensor covenants that if the Payee receives the First Payment on or before February 10, 2026 made by the Licensee or its Affiliates, the Licensor shall, on the day immediately following such payment receipt date, submit the application of withdrawal of [*****].

6.2 被许可人的撤回义务 被许可人应促使其关联方、客户、经销商及分销商在收款方收到首期付款之日起十（10）日内，撤回或终止所有与许可专利及许可产品相关的、许可人及其关联方与被许可人、其关联方、客户、经销商及分销商之间的未决异议、无效和/或撤销法律程序。该等终止包括附件 B《未决法律程序清单》所列程序的终止。

6.2 Withdrawal by the Licensee. Licensee shall, and shall cause its Affiliates, customers, dealers, and distributors to, within ten (10) days from the Payee's receipt of the First Payment, withdraw or otherwise terminate all pending opposition, nullity and/or revocation proceedings relating to the Licensed Patents and Licensed Products between the Licensor and its Affiliates and the Licensee, its Affiliates, their customers, dealers, and distributors regarding the Licensed Patents and Licensed Products. Such termination includes the termination of the proceedings set forth in Schedule B (List of Pending Legal Proceedings).

6.3 法律费用 第6.1条和第6.2条所述诉讼程序的各方（包括被许可人、其关联方、许可产品的客户、经销商及分销商，以及许可方）应自行承担其费用，不得要求任何费用裁决或费用补偿。被许可人保证，若其、其关联方、许可产品的客户、经销商及分销商为诉讼一方，应自行承担其费用，且不得要求费用裁决或程序费用及其他任何费用的补偿。许可人保证，在其自身成为诉讼程序当事人时，应自行承担费用，且不得要求作出费用裁决或索赔程序费用及其他任何费用。

6.3 Legal Costs. Each party to the proceedings referenced in Sections 6.1 and 6.2, including the Licensee, its Affiliates, their customers, dealers, and distributors of Licensed Products, and the Licensor, shall bear their own costs and not request any cost decision or cost compensation. Licensee guarantees that, to the extent that it, its Affiliates, their customers, dealers, and distributors regarding the Licensed Patents and Licensed Products are a party to the proceedings, shall bear their own costs and shall not request a cost decision or compensation of procedural costs or any other costs. Licensor guarantees that, to the extent that it is a party to the proceedings, shall bear its own costs and shall not request a cost decision or compensation of procedural costs or any other costs.

7. 陈述与保证；免责声明

7. Representations and Warranties; Disclaimer.

7.1 相互陈述与保证

许可人及被许可人各自陈述并保证：

12 Without Prejudice / Highly Confidential

Exhibit 99.1

(a)
已获得签署、交付及履行本协议所需的所有公司授权、程序及内部批准，且该等授权、程序及批准完全有效；
(b)
其有权使关联方受本协议所有适用限制、条款及义务的约束，且其无条件保证其关联方履行本协议项下义务；
(c)
其未采取且不会采取任何与本协议授予的许可相抵触的行为；以及
(d)
其未采取且不会采取任何行动，致使第三方从事本协议条款禁止其从事之行为。

7.1 Mutual Representation and Warranties.

Each of the Licensor and the Licensee represent and warrant that:

(a)
all corporate authorizations, proceedings and internal approvals required for the execution, delivery and performance of this Agreement have been duly obtained by it and are in full force and effect;
(b)
it has the power and authority to bind its Affiliates to all applicable restrictions, terms and obligations of this Agreement and it unconditionally guarantees the performance of such Affiliates under this Agreement;
(c)
it has not taken and will not take any action inconsistent with the license(s) granted herein; and
(d)
it has not taken and will not take any action that would permit a third party to do that which it is precluded from doing pursuant to the terms of this Agreement.

7.2 保证免责声明 许可人在此授予的许可均按“现状”提供。除第7.1条明确规定外，对于本协议标的事项，许可人不作任何明示或暗示的陈述或保证，亦不就被许可人及其关联方或他们的经销商、用户、其他客户或供应商对采用本协议许可发明或专利制造的产品在商业成功、可制造性、使用、销售或其他处置方面承担任何责任。本协议任何条款均不得解释为：

(a)
许可人对任何许可专利的有效性、范围或适用于任何目的所作的任何保证或陈述；
(b)
许可人对根据本协议授予的许可所制造、使用、销售或以其他方式处置的任何物品作出任何保证或陈述，即该物品目前或将来不会侵犯第三方的专利或其他知识产权；
(c)
要求许可人提交任何专利申请、获取任何专利、支付任何年费或维持任何专利的有效性；
(d)
许可人有义务就任何被许可专利的侵权行为对第三方提起或进行诉讼，或就任何第三方对被许可专利提出质疑或涉及被许可专利的诉讼进行辩护；
(e)
许可人有义务提供任何制造和技术信息；或
(f)
授予被许可人或其关联方任何权利，以在广告、宣传、营销或来源识别用途中使用许可人的任何品牌、商标、服务标记、徽标或商号。

13 Without Prejudice / Highly Confidential

Exhibit 99.1

7.2 Warranty Disclaimer. The licenses granted by Licensor herein are granted on an “as-is” basis. As to the subject matter of this Agreement, and except as expressly provided in Section 7.1, Licensor makes no representation or warranty of any kind, either express or implied, or assumes any responsibilities whatsoever with respect to the commercial success, manufacturability, use, sale, or other disposition by Licensee and its Affiliates or their distributors, users, other customers, or suppliers of products incorporating or made by the use of inventions or patents licensed herein. Nothing in this Agreement shall be construed as:

(a) any warranty or representation by Licensor as to the validity, scope or suitability for any purpose of any Licensed Patents;

(b) any warranty or representation by Licensor that anything made, used, sold or otherwise disposed of under the license granted herein is or will be free from infringement of patents or other intellectual property rights of third parties;

(c) any requirement that Licensor shall file any patent application, secure any patent, pay any maintenance fees, or maintain any patent in force;

(d) any obligation of Licensor to bring or prosecute actions or suits against third parties for infringement of any of Licensed Patents or to defend any suit or action brought by a third party which challenges or concerns any of Licensed Patents;

(e) any obligation of Licensor to furnish any manufacturing and technical information; or

(f) conferring on Licensee or its Affiliates any right to use in advertising, publicity, marketing, or source identifying usage of any brand, trademark, service mark, logo, or trade name of Licensor.

8. 期限、终止及违约

8. Term, Termination and Breach.

8.1 协议期限 本协议自生效日起生效，有效期为5年（“协议期限”）。

8.1 Term. This Agreement shall become effective from the Effective Date and shall remain valid for a period of five (5) years (“Term”).

8.2 实质违约终止

若任何一方（“违约方”）构成对本协议的实质性违反，另一方有权通过向违约方发出书面通知的形式终止本协议。

8.2 Termination for Material Breach.

14 Without Prejudice / Highly Confidential

Exhibit 99.1

In the event of a material breach of this Agreement by a Party (“Breaching Party”), the other Party shall have the right to terminate this Agreement upon a written notice to the Breaching Party.

8.3 实质违约

下列事件（不限于此）应视为对本协议的实质性违反：

(a)
被许可人未能在指定到期日前支付本协议项下任何应付款项，且任何此类延迟超过九十（90）天。但前述九十（90）天期限不适用于2026年2月6日及2026年4月30日到期应付的款项，若未能按时支付上述两笔款项，将立即构成重大违约；
(b)
被许可人或其关联方违反第2.1至2.4条的任何规定，包括但不限于：(i)从事超出许可范围的活动； (ii) 通过第三方行使“委托制造”权利；或 (iii) 从事禁止的专利洗钱活动，且未在最短可行期限内（无论如何不得迟于许可人发出违约通知后30日内）予以纠正；
(c)
被许可人或其关联方直接或间接违反第5条（不质疑条款）规定的义务，且未在最短可行期限内（无论如何不得迟于许可人发出违约通知后30日内）予以纠正；
(d)
许可人或被许可人违反第7.1(a)条，且未在最短可行期限内（无论如何不得迟于许可人发出违约通知后30日内）予以纠正。

8.3 Material Breach.

Without limitation, the following events shall be considered a material breach of the Agreement:

(a)
if Licensee fails to pay any amount due under this Agreement by the specified due date, and if any such delay exceeds ninety (90) days. Notwithstanding the foregoing, the ninety (90)-day does not apply to the payments due and payable on or before February 6, 2026 and April 30, 2026 and the failure of paying such two payments on time will immediately constitute a material breach;
(b)
if Licensee or its Affiliates breaches any provision of Section 2.1 to 2.4, including but not limited to: (i) engaging in activities exceeding the granted scope; (ii) exercising “have-made” rights through third parties; or (iii) engaging in prohibited patent laundering activities, and has not rectified it within the shortest practicable period (in any event no later than 30 days from the notice of the Licensor regarding such breach);
(c)
if Licensee or its Affiliates, directly or indirectly, violates the obligations set forth in Section 5 (No-Challenge), and has not rectified it within the shortest practicable period (in any event no later than 30 days from the notice of the Licensor regarding such violation);

15 Without Prejudice / Highly Confidential

Exhibit 99.1

(d)
if Licensor or Licensee breaches Section 7.1(a), and has not rectified it within the shortest practicable period (in any event no later than 30 days from the notice of the other Party regarding such violation).

8.4 协议届满或终止效力

(a)
本协议到期或终止后，许可人根据本协议授予的所有许可及其他权利（包括但不限于第二条向被许可人及其关联方授予的许可）应自本协议到期或终止之日起立即终止。
(b)
本协议任何到期或终止，均不免除被许可人和许可人在本协议到期或终止生效日期前已产生的任何义务或责任（包括被许可人根据第3条规定支付款项以及本协议规定的任何其他款项的义务），且该到期或终止不以任何方式影响被许可人和许可人在此之前依据本协议产生的任何权利。
(c)
若因被许可人实质违约导致许可人终止本协议：(i)被许可人应立即通过收款方向许可人支付未付的许可费总额余额，而无需另行通知或要求；及 (ii) 被许可人应通过收款方向许可人支付人民币[*****]元（[*****]元）的补偿金。双方在此确认并承认，上述补偿金数额是对许可人因被许可人违约行为所产生的管理、财务及机会成本与损失的真实有效预估。双方确认，本条款系许可人缔结本协议的实质性条件，且体现了风险的公平分配。

8.4 Effect of Expiration or Termination.

(a)
Upon the expiration or termination of this Agreement, all licenses and other rights granted by the Licensor pursuant to this Agreement, including, without limitation, the license grants in Section 2 to the Licensee and its Affiliates, shall cease forthwith as of the date of expiration or termination of this Agreement.
(b)
Any expiration or termination of this Agreement shall not relieve the Licensee and Licensor of any of its obligations or liabilities (including Licensee’s obligations to make the payments set forth in Section 3 and any other payments set forth in this Agreement) accrued hereunder prior to the effective date of expiration or termination of this Agreement, and the expiration or termination shall not affect in any manner any rights of the Licensee and Licensor arising under this Agreement prior thereto.
(c)
Upon termination of this Agreement by the Licensor because of the Licensee’s material breach: (i) the entire unpaid balance of the Total License Fee shall become immediately due and payable by the Licensee to the Licensor through the Payee without further notice or demand; and (ii) the Licensee shall pay to the Licensor through the Payee a compensatory fee in the amount of RMB [*****]. The Parties hereby agree and acknowledge that the aforementioned amount of the compensation fee is a genuine and valid pre-estimate of the significant administrative, financial, and opportunity costs and losses incurred by the Licensor due to such default. Both Parties

16 Without Prejudice / Highly Confidential

Exhibit 99.1

confirm that this provision is material for the Licensor to enter into this Agreement and reflects a fair allocation of risk.

8.5 继续有效 本协议到期或提前终止后，其性质上应继续存续的条款仍将持续有效。在不限制前述条款普遍适用性的前提下，第3、8、9、10、11和12条将在本协议到期或提前终止后继续有效。

8.5 Survival. The provisions that by their nature shall continue and survive will survive the expiration or an earlier termination of this Agreement. Without limiting the generality of the foregoing, Sections 3, 8, 9, 10, 11 and 12 will survive the expiration or an earlier termination of this Agreement.

8.6 特殊赔偿责任

8.6 Special Indemnity.

8.6.1 许可人或被许可人在下列情形下应被视为“违约方”：(i) 违反第12.8条（保密义务）规定的保密义务，或违反第12.10条（新闻稿）的要求； 或(ii) 仅限被许可人，其未履行第12.3条（报告）规定的报告义务或第10(b)条（控制权变更）规定的通知与审计要求。

8.6.1 The Licensor or Licensee shall be deemed as a “Violating Party” if: (i) it violates the confidentiality obligations under Section 12.8 (Confidentiality) or violates the requirements of Section 12.10 (Press Release); or (ii) solely in the case of Licensee, it fails to comply with the reporting obligations under Section 12.3 (Reports) or the notice and audit requirements under Section 10(b) (Change of Control).

8.6.2 若违约方未能在可行的最短期限内纠正该等违约行为（且无论如何最迟不得超过非违约方（若违约方为许可方，则非违约方为被许可方；若违约方为被许可方，则非违约方为许可方）就该违约行为发出通知后的三十（30）天内完成纠正），则违约方应免除非违约方及其关联方的责任、为其进行抗辩并作出赔偿，保障非违约方及其关联方免受因该等违约行为而遭受或产生的一切索赔、损害赔偿、损失、债务、成本及开支（包括合理律师费）的损害（前述各项损失统称 “特殊损失”）。许可人与被许可人进一步同意，非违约方有权首先获得金额为人民币[*****]元（[*****]元）的赔偿费用，该费用系对非违约方因该等违约行为所产生之重大管理、财务及机会成本与损失的真实有效预估。若特殊损失超过前述赔偿费用，违约方除支付该赔偿费用外，还应对非违约方的全部特殊损失予以足额赔偿。为免歧义，许可人或被许可人的关联方或代表违反第12.8条（保密条款）的行为，将分别视为许可人或被许可人构成本条下的违约方。

8.6.2 If the Violating Party has not rectified such violation within the shortest practicable period (in any event no later than thirty (30) days from the notice of the Licensee (if the Violating Party is the Licensor) or Licensor (if the Violating Party is the Licensee) (“Non-Violating Party”) regarding such violation), the Violating Party will hold harmless, defend and indemnify the Non-violating Party and its Affiliates from and against any and all claims, damages, losses, liabilities, costs and expenses (including reasonable attorneys’ fees) due to such violation(s) (collectively, “Special Losses”), suffered or incurred by the Non-Violating Party and its Affiliates, and the Licensor and Licensee further agree that the Non-Violating Party will be firstly entitled to a

17 Without Prejudice / Highly Confidential

Exhibit 99.1

compensatory fee in the amount of [*****], which is a genuine and valid pre-estimate of the significant administrative, financial, and opportunity costs and losses incurred by Non-Violating Party due to such default. If the Special Losses exceeds the said compensatory fee, the Violating Party shall compensate the Non-violating Party for all the Special Losses in full in addition to the said compensatory fee. For avoidance of doubt, the Licensor or Licensee’s Affiliates or representatives’ violation to Section 12.8 (Confidentiality) will make the Licensor or Licensee a Violating Party hereunder respectively.

9. 通知

9. Notices.

双方之间的任何书面通知或文件交换均应通过本协议约定的通信地址或电子邮箱送达。送达时间以收件人签收或系统显示已送达为准。双方的记录在案的地址及电子邮箱如下：

致许可人：

Maxeon Solar Pte. Ltd.

51 Bras Basah Road, #07-01, Lazada One, 189554 Singapore

收件人：Hu, Dien-Chien

电子邮件：[*****]

致被许可人：

上海爱旭新能源股份有限公司

上海市浦东新区秋月路26号4幢201-1室

收件人：沈昱

电子邮件：[*****]

任何一方均可随时根据本第九条的规定，通过书面通知的方式变更其先前登记在案的地址或电子邮件地址。

Any written notice or exchange of documents between the Parties shall be served via the correspondence address or email agreed upon in this Agreement. The time of service shall be based on the recipient's signature or the system showing that it has been delivered. The record addresses and email of the Parties are set forth below:

If to Licensor:

Maxeon Solar Pte. Ltd.
51 Bras Basah Road, #07-01, Lazada One, 189554 Singapore
Attn: Hu, Dien-Chien
Email: [*****]

18 Without Prejudice / Highly Confidential

Exhibit 99.1

If to Licensee:

Shanghai Aiko Solar Energy Co., Ltd.
Room 201-1, Block 4, 26 Qiuyue Road, Pudong New Area 201210, Shanghai, PR China
Attn: Yu Shen
Email: [*****]

A Party, at any time, may change its previous record address or email address by giving written notice of the substitution in accordance with the provisions of this Section 9.

10. 控制权变更

(a)
若被许可人发生控制权变更，许可人于本协议项下授予的许可及责任免责承诺应：(i) 按原授予内容继续有效，且不得延伸适用于任何收购方；(ii) 仅限于该控制权变更交割时，被许可人及其关联方已投入使用的生产线和设施所生产的许可产品。
(b)
生效日后，若被许可人涉及潜在控制权变更事项，应于该潜在控制权变更发生之时，立即向许可人发出书面通知。该通知应随附一份报告，载明截至通知出具之日（或许可人要求的其他日期），被许可人及其关联方的生产产能、生产线数量及设施所在地信息，以确保被许可人遵守本协议第 10 条的约定。被许可人进一步同意，许可人有权自行决定对该报告进行审核，并在认为有必要时委托独立第三方审计机构开展审计，对上述报告内容进行核实；被许可人及其关联方应与审计机构合作，提供审计机构核实该报告准确性所合理需要的一切信息。

10. Change of Control.

(a)
In the event that Licensee undergoes a Change of Control, the licenses and releases granted by the Licensor herein shall: (i) remain in effect as originally granted and shall not extend to any Acquiring Entity; and (ii) be limited to the Licensed Products manufactured from production lines and facilities of the Licensee and its Affiliates as they existed at the time of closing of such Change of Control.
(b)
After the Effective Date, if the Licensee becomes subject to a potential Change of Control, the Licensee shall promptly provide the Licensor with written notice upon the occurrence of the potential Change of Control. Such notice shall be accompanied by a report detailing the production capacity, the number of production lines, and the facility locations of the Licensee and its Affiliates as of the date of such notice (or such other date as requested by the Licensor), to ensure Licensee’s compliance with this Section 10. The Licensee further agrees that the Licensor, at Licensor’s sole discretion, shall have the right to audit such report and to engage an independent third-party auditor to conduct an audit for verifying the above report if it thinks necessary and that Licensee and its Affiliates shall cooperate with the auditor to provide all information as is reasonably necessary for the auditor to verify the accuracy of such report.

19 Without Prejudice / Highly Confidential

Exhibit 99.1

11. 破产

11. Bankruptcy.

11.1 破产事件 若发生下列情形，被许可人须立即通过收款方向许可人支付全部未付许可费总额，而无需另行通知或催告：

(a)
被许可人陷入无力偿债状态，或书面承认无力偿付同类债务，或为债权人利益进行资产转让；或
(b)
由被许可人发起或针对被许可人提起任何法律程序，旨在裁定其破产或无力偿债，或寻求解散、清算、重组、安排、调整、保护、救济或和解被许可人或其债务，或申请任命接管人、受托人、保管人或其他类似官员管理被许可人或其主要财产及资产。

11.1 Bankruptcy Event. The entire unpaid balance of the Total License Fee shall become immediately due and payable by the Licensee to the Licensor through the Payee without further notice or demand if:

(a)
the Licensee becomes insolvent or admits in writing its inability to pay its debts as the same nature or makes an assignment for the benefit of creditors; or
(b)
any proceeding is instituted by or against the Licensee seeking to adjudicate it as bankrupt or insolvent, or seeking dissolution, liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition of the Licensee or its debts or seeking the entry of an order for the appointment of a receiver, trustee, custodian or other similar official for the Licensee or for any substantial part of its property and assets.

11.2 破产终止 若发生第11.1(a)条或11.1(b)条所述任何事件， (i) 许可人有权通过向被许可人发出书面通知立即终止本协议，此类终止应产生第8.4(a)条和第8.4(b)条规定的终止效力；且(ii) 无论许可人是否行使上述终止权，被许可人应立即通过收款方向许可人支付全部未付的许可费总额，而无需另行通知或催告。

11.2 Termination for Bankruptcy. Upon the occurrence of any event set forth in Section 11.1(a) or 11.1(b), (i) the Licensor shall have the right to terminate this Agreement immediately by giving written notice to the Licensee, and such termination shall have the effects of termination set forth in Sections 8.4(a) and 8.4(b), and (ii) regardless whether the Licensor exercises the above right to terminate, the entire unpaid balance of the Total License Fee shall become immediately due and payable by the Licensee to the Licensor through the Payee without further notice or demand.

12. 一般条款

12. General Provisions.

20 Without Prejudice / Highly Confidential

Exhibit 99.1

12.1 转让 除第12.2条（许可专利的转让）另有明确规定外，被许可人不得在未事先书面通知并获得许可人同意的情况下，将本协议或其在本协议项下的任何权利和义务转让、转移或以其他方式处置（统称为“转让”）给任何实体，包括但不限于因合并、收购、整合或法律实施而导致的转让。任何不符合本协议条款及条件的转让、试图转让或其他转移行为均属无效

12.1 Assignment. Except as otherwise expressly provided in Section 12.2 (Transfer of Licensed Patents), Licensee shall not assign, transfer or otherwise dispose of this Agreement or any of its rights and obligations under this Agreement (referred to as an “assignment”) to any entity without prior written notice to, and consent of, the Licensor, including, without limitation, by reason of merger, acquisition, consolidation, or by operation of law. Any assignment or attempted assignment or other transfer not in compliance with the terms and conditions of this Agreement will be null and void.

12.2 许可专利的转让 许可人有权将其在一项或多项许可专利中的权利和利益全部或部分转让或转移给第三方（每一方为“受让人”）。若发生此类转让，许可人应确保许可专利的转让不影响被许可人及其关联方依据本协议享有的许可权利及其他利益与义务，且不得加重被许可人的许可费负担，但前提是被许可人未同时构成对本协议的实质违约。被许可人特此明确同意并确认：

(a)
许可人依据本协议享有的所有权利与利益（包括收取全部或部分许可费总额的权利，因被许可人实质违约而终止本协议及根据第2.1条授予被许可人的许可的权利，以及发起程序、寻求救济、收取补偿和通过其他方式行权的权利）应与相应许可专利的转让或转移一并转移给相关受让人；
(b)
尽管有上述第(a)项规定，被许可人应继续根据本协议规定向受让人所指定的收款方全额履行付款义务，不得以该转移或转让为由拒绝付款、抵销或延迟付款；
(c)
被许可人应根据要求，及时签署许可人或受让人为正式完成该转移或转让及确保本协议连续性而合理要求的任何协议或文件；以及
(d)
尽管本协议另有规定，除受让人从许可人处获得的任何许可专利外，受让人的其他专利或专利申请均不得视为许可专利。

12.2 Transfer of Licensed Patents. Licensor shall have the right to assign or transfer, in whole or in part, its rights and interests in one or more of the Licensed Patents to a third party (each, a “Transferee”). In the event of such transfer, Licensor shall ensure that the transfer of the Licensed Patents does not affect the licensing rights and other benefits and obligations of Licensee and its Affiliates under this Agreement and that the Licensee's royalty burden is not increased thereby, subject to there being no concurrent Material Breach of this Agreement by Licensee. The Licensee hereby expressly agrees and acknowledges that:

(a) all rights and benefits of Licensor under this Agreement (including the right to receive all or part of the Total License Fee, to terminate this Agreement and the license given to Licensee under Section 2.1 for material breach by Licensee, and to commence proceedings, seek remedies,

21 Without Prejudice / Highly Confidential

Exhibit 99.1

receive any recoveries and take any other ways of enforcement) shall be transferred to the relevant Transferee together with the corresponding assigned or transferred Licensed Patents;

(b) notwithstanding the above item (a), Licensee shall continue to perform its payment obligations in full to the Payee nominated by the Transferee in accordance with the provisions hereof without any refusal, set-off, or delay based on such transfer or assignment;

(c) Licensee shall, upon request, promptly execute all agreements or documents as may be reasonably required by Licensor or the Transferee to formalize and effectuate such transfer or assignment and the continuity of this Agreement; and

(d) notwithstanding other provisions herein, other than any Licensed Patent acquired by the Transferee from the Licensor, no other patent or patent application of the Transferee shall be deemed as a Licensed Patent.

12.3 报告 在生效日以及协议期限内每年6月30日和12月31日起三十（30）日内，被许可人应向许可人提交书面滚动报告，其中应包含附件C（被许可人报告）所要求的各项信息。

12.3 Reports. On the Effective Date, and within thirty (30) days from each June 30 and December 31 during the Term, the Licensee shall provide the Licensor with a written rolling report containing the information required in accordance with Schedule C (Licensee Report).

12.4 修订；不弃权 本协议仅可经由双方签署书面文件而进行修订。除非以书面形式并由以下双方签署（视具体情况而定）：(a) 许可人，以豁免被许可人的义务；或 (b) 被许可人，以豁免许可人的义务，否则对本协议任何条款的豁免均无效。任何一方在要求履行或行使本协议项下权利时出现延迟或遗漏，均不构成对本协议任何条款或权利的放弃；且任何特定情形下要求履行义务或行使权利的延迟、放弃或遗漏，均不得解释为对该等履行义务或权利的禁止或放弃，亦不得解释为对本协议项下任何未来情形下权利或救济的禁止或放弃。

12.4 Amendment; No Waiver. This Agreement may be amended only by a writing executed by each of the Parties. No waiver of any provision of this Agreement shall be effective unless it is in writing and signed by, as the case may be: (a) the Licensor, to waive the Licensee’s obligation; or (b) the Licensee, to waive the Licensor’s obligation. No delay or omission by either Party in requiring performance or in exercising any right hereunder shall operate as a waiver of any provision hereof or of any right or rights hereunder, and the waiver, omission or delay in requiring performance or exercising any right hereunder on any given occasion shall not be construed as a bar to or waiver of such performance or right, or of any right or remedy under this Agreement on any future occasion.

12.5 可分割性 本协议的每一条款或子条款均独立存在，除非另有规定，任何条款或子条款的无效、非法或不可执行性均不影响其他条款或子条款的效力。若法院或仲裁庭认定本协议某项规定无效、非法或不可执行，则本协议应被视为已自动在必要的最低限度内进行调整以使其有效。

12.5 Severability. Each Section or subsection of this Agreement shall be distinct and separate and, unless otherwise specified, the invalidity, illegality or unenforceability of any Section

22 Without Prejudice / Highly Confidential

Exhibit 99.1

or subsection shall have no effect on any other Section or subsection. If a court or tribunal declares a provision of this Agreement invalid, illegal or unenforceable, the Agreement will be deemed automatically adjusted to the minimum extent necessary to be valid.

12.6 管辖法律 本协议的解释、理解及执行均应依据香港法律，且不考虑其法律选择或法律冲突规则。

12.6 Governing Law. This Agreement shall be interpreted, construed and enforced in accordance with the laws of Hong Kong, without reference to its choice of law or conflict of law rules.

12.7 争议解决

12.7.1 因本协议引起或与之相关的任何争议、分歧或索赔（包括与本协议的存在、效力、解释、履行、违约或终止相关的任何争议，或因本协议产生或与本协议相关的任何非合同义务争议）（以下统称 “争议”），双方应首先通过友好协商解决。该协商应在一方向争议另一方发出要求协商的书面通知后立即启动。

12.7.2 若自该通知发出之日起三十（30）日内争议未能通过协商解决，，任何一方（包括许可人、被许可人或收款方）有权将争议提交香港国际仲裁中心（HKIAC），并依照提交仲裁通知时有效的HKIAC管理仲裁规则进行仲裁。

12.7.3 为避免疑义，收款方依据本协议第 3 条、第 8 条及第 11 条以及为实现该等付款义务所必需的本协议任何相关条款执行付款义务的权利，受本仲裁条款约束；就收款方与被许可人（或许可人）之间因执行该等付款义务产生的任何争议而言，根据《合同（第三者权利）条例》（香港法例第 623 章）及《仲裁条例》（香港法例第 609 章），收款方应被视为本仲裁协议的一方。

12.7.4 仲裁地为香港。仲裁庭由三（3）名仲裁员组成，仲裁程序以英语进行。仲裁裁决为最终裁决，对许可人、被许可人及收款方（如收款方为仲裁一方）具有约束力。除非仲裁裁决另有规定，仲裁费用及胜诉方因仲裁产生的合理律师费、专家费、差旅费及其他相关支出均由败诉方承担。

12.7 Dispute Resolution.

12.7.1 Any dispute, controversy, or claim arising out of or related to this Agreement (including any dispute concerning the existence, validity, interpretation, performance, breach or termination of this Agreement or any dispute regarding non-contractual obligations arising out of or relating to this Agreement) (each a “Dispute”) shall first be resolved by the Parties through friendly consultation. Such consultation shall begin immediately after either party has delivered written notice to the other party to the Dispute requesting such consultation.

12.7.2 If the Dispute is not resolved within thirty (30) days following the date on which such notice is given, any party (including the Licensor, the Licensee, or the Payee) has the right to submit the dispute to the Hong Kong International Arbitration Centre (HKIAC) for arbitration

23 Without Prejudice / Highly Confidential

Exhibit 99.1

in accordance with the HKIAC Administered Arbitration Rules in force when the notice of arbitration is submitted.

12.7.3 For the avoidance of doubt, the Payee's right to enforce the payment obligations under Sections 3, 8 and 11 of this Agreement and any related provisions of this Agreement necessary to give effect to those payment obligations is subject to this arbitration clause, and the Payee shall be treated as a party to this arbitration agreement for the purposes of the Contracts (Rights of Third Parties) Ordinance (Cap.623 of the Laws of Hong Kong) and the Arbitration Ordinance (Cap. 609) as regards any dispute between the Payee and the Licensee (or the Licensor) relating to the enforcement of those payment obligations.

12.7.4 The seat of arbitration shall be Hong Kong. The arbitral tribunal shall consist of three (3) arbitrators, and the arbitration proceedings shall be conducted in English. The arbitral award shall be final and binding on the Licensor, the Licensee, and the Payee (if the Payee is a party to the arbitration). Unless otherwise provided in the arbitral award, the arbitration fees and reasonable attorney fees, expert fees, travel expenses, and other related expenditures incurred by the prevailing party due to the arbitration shall be borne by the losing party.

12.8 保密 双方确认，本协议内容及在协议履行过程中获悉的对方商业秘密、技术信息、专利相关数据等未公开信息均属保密信息。任何一方仅可在实现及履行本协议所必需的范围内，向其关联方及其董事、高级管理人员、雇员、律师、会计师、审计师、银行或其他专业顾问披露保密信息，但该方应确保此类人员或实体遵守本第12.8条规定的保密承诺。双方同意，构成保密信息的相关标的和信息已受书面保密义务约束，其严格程度不低于本协议规定的义务。披露方应对上述主体违反本条款的行为承担责任。除非事先获得信息所有者的书面同意，或基于法律要求或司法、行政机关的强制性要求（如《证券交易法》规定的报告与披露义务），任何一方均不得向第三方披露前述保密信息；但在此类情况下，披露方应：(i) 在披露前立即以书面形式通知信息所有者； (ii) 将披露范围限制在满足该等要求所必需的最小限度；及 (iii) 采取合理措施保障信息安全。

12.8 Confidentiality. The Parties confirm that the contents of this Agreement and the undisclosed information such as the other party's trade secrets, technical information, and patent-related data learned during the performance of the Agreement are all confidential information. Either Party may only disclose confidential information to its Affiliates and to its directors, senior management, employees, lawyers, accountants, auditors, banks, or other professional consultants of itself or its Affiliates to the extent necessary to achieve and perform this Agreement, provided that such Party shall ensure that such persons or entities comply with the undertaking of confidentiality in this Section 12.8. The Parties agree that such subjects and information constituting confidential information are already bound by written confidentiality obligations no less stringent than those under this Agreement. The disclosing party shall be liable for any breach of this provision. Neither party shall disclose the aforementioned confidential information to any third party unless prior written consent is obtained from the owner of the information, or such disclosure is based on legal requirements or mandatory requirements of judicial or administrative organs, such as reporting and disclosure obligations under the Exchange Act; provided that, in such case, the disclosing party shall: (i) promptly notify the owner of the information in writing

24 Without Prejudice / Highly Confidential

Exhibit 99.1

before such disclosure; (ii) limit such disclosure to the minimum extent necessary to comply with such requirements; and (iii) take reasonable measures to protect information security.

12.9 附件 本协议所附下列附件，即附件A（现有专利清单）、附件B（待决法律程序清单）、附件C（被许可人报告），构成本协议不可分割的组成部分。这些附件应具有与在本协议正文中完整载明时相同的法律效力。

12.9 Schedules. The following schedules attached hereto, namely Schedule A (List of Existing Patents), Schedule B (List of Pending Legal Proceedings), Schedule C (Licensee Report) constitute an integral and inseparable part of this Agreement. These schedules shall have the same legal force and effect as if they were fully set forth in the body of this Agreement.

12.10 新闻稿 在收款方收到首期付款后，任一方可发布公开声明，其内容及发布时间须经许可人与被许可人书面协商一致（包括以电子邮件相互确认的形式），但该声明仅限于宣布撤销许可人与被许可人之间的所有法律诉讼程序。任何一方均不得通过任何渠道（包括但不限于新闻稿、社交媒体发布、采访、播客及客户沟通）在该公开声明中披露本协议的任何条款。

12.10 Press Release. Upon Payee’s receipt of the First Payment, a Party may issue a public statement subject to the content and timing as mutually agreed in writing by the Licensor and the Licensee (including by way of mutual confirmation via email), provided that such statement shall be limited to announcing the withdrawal of all legal proceedings between the Licensor and Licensee. No Party may disclose in such public statement any terms of this Agreement through any channel, including but not limited to press release, social media post, interview, podcast and communication with clients.

12.11 救济 本协议规定的许可人的权利和救济并非排他性权利，且在适用法律或衡平法下许可方可获得的任何其他权利和救济之外另行存在。

12.11 Remedy. The rights and remedies of the Licensor set forth in this Agreement are not exclusive and are in addition to any other rights and remedies available to the Licensor under any applicable law or in equity.

12.12 标题 本协议中使用的标题仅供参考和方便之用，不得用于解释本协议条款。

12.12 Headings. The headings used in this Agreement are for reference and convenience only and will not be used in interpreting the provisions of this Agreement.

12.13 关系 本协议在任何情况下均不构成许可人与被许可人之间的委托代理关系、合伙关系或合资企业关系。任何一方不得以任何形式代表另一方行事，或自称代表另一方行事，亦不得以另一方的代理人身份行事。任何一方不承担另一方的任何责任，亦无权约束或控制另一方的活动。

12.13 Relationship. This Agreement does not in any way create a relationship of principal and agent or partnership or joint venture among the Licensor and the Licensee. Neither Party shall

25 Without Prejudice / Highly Confidential

Exhibit 99.1

under any circumstances act as, or represent itself to be the other Party or to act on behalf of or as the agent of the other Party. Neither Party assumes any liability of or has any authority to bind or control the activities of the other Party.

12.14 独立决策双方声明，在作出缔结本协议的决定时，除本协议中明确载明的陈述外，未依赖任何明示或暗示的陈述。双方确认其已：(a) 就本协议效力获取所需的一切信息及法律意见；或 (b) 在未获取该等信息及意见的情况下仍愿推进本协议，并承担该决定可能引发的任何风险。

12.14 Independent decision. The Parties represent that in making their decisions to enter into this Agreement, they have not relied upon any express or implied representations other than the representations specifically set forth in this Agreement. The Parties acknowledge that they either (a) have fully obtained whatever information and legal advice that they desire regarding the effect of this Agreement or (b) are willing to go forward with this Agreement without that information and advice and to assume whatever risks that decision may entail.

12.15 语言 本协议以中文和英文两种语言订立。若中文版本与英文版本之间存在任何冲突、不一致或歧义，应以英文版本为准，并作为解释和履行本协议的最终文本。

12.15 Language. This Agreement is executed in both the Chinese and English languages. In the event of any conflict, inconsistency, or ambiguity between the Chinese and English versions, the English version shall prevail and be used as the definitive text for the interpretation and performance of this Agreement.

12.16 副本；电子签名 本协议可签署一份或多份副本，每份副本均视为正本，但所有副本共同构成同一份协议。传真签名或通过电子邮件以.pdf或类似格式发送的签名，在本协议中均视为原始签名。

12.16 Counterparts; Electronic Signatures. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same agreement. Facsimile signatures or signatures delivered by email in .pdf or similar format will be deemed original signatures for purposes of this Agreement.

[Signature Page Follows]

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Exhibit 99.1

鉴此，各方已各自通过其正式授权代表签署本专利许可协议。

IN WITNESS WHEREOF, each of the Parties has caused this Patent License Agreement to be executed by its duly authorized representative.

Maxeon Solar Pte. Ltd.	上海爱旭新能源股份有限公司 Shanghai Aiko Solar Energy Co., Ltd.
By:/s/ Hu, Dien-Chien	By:/s/ 陈刚
Hu, Dien-Chien 签字人姓名 Printed Signatory’s Name	CHEN Gang 签字人姓名 Printed Signatory’s Name
Director 签字人职务 Printed Signatory’s Title	Director 签字人职务 Printed Signatory’s Title
February 5, 2026 日期 Date	February 5, 2026 日期Date

专利许可协议签署页

Signature Page to Patent License Agreement

27 Without Prejudice / Highly Confidential

Exhibit 99.1

Schedule A

List of Existing Patents

[*****]

28 Without Prejudice / Highly Confidential

Exhibit 99.1

Schedule B

未决法律程序清单

List of Pending Legal Proceedings

[*****]

29 Without Prejudice / Highly Confidential

Exhibit 99.1

Schedule C

Licensee Report

[*****]

30 Without Prejudice / Highly Confidential